United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-101506 *

Ameren Corporation Employee Long-Term Savings Plan - IUOE Local No. 148 (Exact name of registrant as specified in its charter)
1901 Chouteau Avenue, St. Louis, Missouri 63103 (314) 621-3222 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests held under the Ameren Corporation Employee Long-Term Savings Plan - IUOE Local No. 148 (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ameren Corporation Savings Investment Plan, as successor to the Ameren Corporation Employee Long-Term Savings Plan - IUOE Local No. 148 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 13, 2006	Ameren Services Company (Administrator)

	By:	/s/ Donna K. Martin
Name: Donna K. Martin
Title: Senior Vice President and Chief Human Resources Officer

* Effective March 16, 2005, the Ameren Corporation Employee Long-Term Savings Plan - IUOE Local No. 148 was merged into the Ameren Corporation Savings Investment Plan with the surviving plan being the Ameren Corporation Savings Investment Plan. While SEC reporting requirements for the Ameren Corporation Employee Long-Term Savings Plan - IUOE Local No. 148 are hereby discontinued, reports will continue to be filed for the Ameren Corporation Savings Investment Plan. This filing does not terminate or suspend any duties to file reports by Ameren Corporation.